                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
           FOR THE TRANSITION PERIOD FROM _____________ TO ___________

                        COMMISSION FILE NUMBER: 333-68583


    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 Helsel Employees' Savings and Investment Plan


 B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                Hawk Corporation
                         200 Public Square, Suite 1500
                              Cleveland, Ohio 44114

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Helsel Employees' Savings and Investment Plan
December 31, 2003 and 2002 and Year Ended December 31, 2003 with Reports of Independent Registered Public Accounting Firms

                  Helsel Employees' Savings and Investment Plan

                 Financial Statements and Supplemental Schedule

                         December 31, 2003 and 2002 and
                          Year Ended December 31, 2003


                                TABLE OF CONTENTS


Reports of Independent Registered Public Accounting Firms..............     1

Audited Financial Statements

Statements of Net Assets Available for Benefits .....................       3
Statement of Changes in Net Assets Available for Benefits ...........       4
Notes to Financial Statements........................................       5

Supplemental Schedule

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)........      11

             Report of Independent Registered Public Accounting Firm


Plan Administrator
Helsel Employees' Savings and Investment Plan

We have audited the accompanying statement of net assets available for benefits of the Helsel Employees' Savings and Investment Plan (the Plan) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of the Plan is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                     /s/ Grant Thornton LLP


Cleveland, Ohio
June 15, 2004

             Report of Independent Registered Public Accounting Firm

Plan Administrator
Helsel Employees' Savings and Investment Plan

We have audited the accompanying statement of net assets available for benefits of the Helsel Employees' Savings and Investment Plan as of December 31, 2002. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002, in conformity with U.S. generally accepted accounting principles.




                                                       /s/ Ernst & Young LLP

Cleveland, Ohio
June 13, 2003

                  Helsel Employees' Savings and Investment Plan

                 Statements of Net Assets Available for Benefits


                                                  DECEMBER 31,
                                               2003         2002
                                            ----------   ----------

ASSETS
Investments, at fair value:
   Pooled separate accounts                 $1,798,300   $1,478,431
   Hawk Corporation common stock                12,879        4,219
Guaranteed Income Fund, at contract value      898,422      692,794
Participant loans                              181,590      141,029
                                            ----------   ----------
                                             2,891,191    2,316,473

Contributions receivable:
   Employer                                    347,038          977
   Employee                                      5,719        3,535
                                            ----------   ----------
                                               352,757        4,512
                                            ----------   ----------

NET ASSETS AVAILABLE FOR BENEFITS           $3,243,948   $2,320,985
                                            ==========   ==========


See notes to financial statements.

                  Helsel Employees' Savings and Investment Plan

            Statement of Changes in Net Assets Available for Benefits

                      For the Year Ended December 31, 2003


Additions:
   Interest income                                       $   35,379
   Contributions:
     Employer                                               439,194
     Employee                                               285,249
     Employee rollovers                                      94,781
                                                         ----------
                                                            819,224
                                                         ----------
Total additions                                             854,603

Deductions:
   Benefit payments                                         218,394
   Fees and expenses                                          1,844
                                                         ----------
Total deductions                                            220,238

Net realized and unrealized appreciation
   in fair value of investments                             288,598
                                                         ----------

Net increase                                                922,963

Net assets available for benefits at beginning of year    2,320,985
                                                         ----------

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR         $3,243,948
                                                         ==========

See notes to financial statements.

                  Helsel Employees' Savings and Investment Plan

                          Notes to Financial Statements

                         December 31, 2003 and 2002 and
                          Year Ended December 31, 2003



1.     DESCRIPTION OF PLAN

The following description of the Helsel Employees' Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the summary plan description or Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan with a cash or deferred arrangement provision established by Helsel, Inc. (the Company and Plan Sponsor) effective as of January 1, 1985, covering all non-union employees of the Company who have completed ninety days of service (sixty days of service prior to a July 1, 2003 Plan amendment that changed the eligibility requirement). The Company is a wholly owned subsidiary of Hawk Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participants may elect to contribute 1% to 50% (1% to 15% prior to a July 1, 2003 plan amendment that changed the contribution percentage) of their pretax compensation to the Plan subject to maximum limitations set by the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified plans, commonly referred to as rollover contributions. The Plan Sponsor makes a matching contribution equal to 50% of the participant's contribution up to 4% of the participant's compensation. The Plan allows for discretionary contributions by the Plan Sponsor. The Plan Sponsor made discretionary contributions of $345,434 and $0, respectively, for the 2003 and 2002 Plan years.

Effective January 1, 2003 the Plan was amended such that forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. At December 31, 2003, the balance of such forfeitures eligible to reduce future employer contributions was $396. Employer contributions for the year ended December 31, 2003 were reduced by $4,233. Prior to January 1, 2003, forfeited balances were allocated back to participant's accounts under the same manner as discretionary contributions. Forfeitures available to allocate back to participant's accounts amounted to $7,818 at December 31, 2002.

                  Helsel Employees' Savings and Investment Plan

                         December 31, 2003 and 2002 and
                          Year Ended December 31, 2003



1.       DESCRIPTION OF PLAN--CONTINUED

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Plan Sponsor's contributions and (b) Plan net earnings.

Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING AND DISTRIBUTION

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting of Plan Sponsor contributions plus actual earnings thereon is based upon years of continuous service. A participant is 100% vested after five years of credited service based on a graded vesting schedule.

Distributions from a participant's account are limited to termination of employment, death, retirement or proven hardship.

INVESTMENT OPTIONS

The Plan's funds are primarily held in a group annuity contract issued by Connecticut General Life Insurance Company (CIGNA). Upon enrollment in the Plan, a participant may direct Plan Sponsor and employee contributions to any of the investment fund options offered by the Plan, including the Hawk Corporation common stock. Participants may change their investment options and transfer funds between investment options daily.

PARTICIPANT LOANS

Effective July 1, 2003, new loans are no longer permitted from the Plan. Participant loans outstanding at that date will continue to be repaid on the same payment schedule. Prior to that date, participants were permitted to borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested balance. Loan terms ranged from 1 to 5 years. Loans outstanding at December 31, 2003 are secured by the balance in the participant's account and bear interest at a fixed rate commensurate with local prevailing rates at the time of application (ranging from 5.25% to 10.25% at December 31, 2003). The remaining principal and interest is paid ratably through monthly payroll deductions.

                  Helsel Employees' Savings and Investment Plan

                         December 31, 2003 and 2002 and
                          Year Ended December 31, 2003


1.       DESCRIPTION OF PLAN--CONTINUED

PAYMENT OF BENEFITS

In the case of normal retirement, death, permanent disability or termination prior to retirement, a participant may elect to receive the payout of his or her vested account balance in the form of installments, an annuity or a lump sum.

EXPENSES

The Plan Sponsor pays substantially all costs of Plan administration. Brokers' fees are reflected in the net investment return in each participant's account.

2.       SUMMARY OF ACCOUNTING POLICIES

INVESTMENT VALUATION -- GUARANTEED INCOME FUND

The Plan has entered into an investment contract, the Guaranteed Income Fund
(Fund), with CIGNA. CIGNA maintains the contributions to this Fund in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Investments in the Guaranteed Income Fund are included in the financial statements at contract value, as determined by CIGNA, which approximates fair value. Contract value represents contributions made under the contract, plus earnings and transfers in, less participant withdrawals, administrative expenses and transfers out. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, CIGNA has the right to defer certain disbursements (excluding retirement, termination, and death or disability disbursements) or transfers from the Fund when total amounts disbursed from the pool in a given calendar year exceed 10% of the total assets in that pool on January 1 of that year.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 3.0% and 4.4% for 2003 and 2002, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, based on the yields of the underlying investments and considering factors such as projected investment earnings, the current interest environment, investment expenses, and a profit and risk component. The rate may never be less than 0% nor may it be reduced by more than 2.10% during any calendar year. Interest rates are declared in advance and guaranteed for six month periods.

                  Helsel Employees' Savings and Investment Plan

                         December 31, 2003 and 2002 and
                          Year Ended December 31, 2003



2.       SUMMARY OF ACCOUNTING POLICIES - CONTINUED

INVESTMENT VALUATION -- ALL OTHER INVESTMENTS

All other investments are stated at fair value as determined by CIGNA on the last business day of the Plan year. All investments of the Plan are fully participant-directed.

Participant loans are valued at their outstanding balance, which approximates fair value.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.     INVESTMENTS

During 2003, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated in fair value as follows:

                                                           NET REALIZED
                                                          AND UNREALIZED
                                                           APPRECIATION
                                                          IN FAIR VALUE
                                                          OF INVESTMENTS
                                                          --------------

Pooled separate accounts                                     $   285,321
Hawk Corporation common stock                                      3,277
                                                             -----------
                                                             $   288,598
                                                             ===========

                  Helsel Employees' Savings and Investment Plan

                         December 31, 2003 and 2002 and
                          Year Ended December 31, 2003



3.       INVESTMENTS - CONTINUED

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                    DECEMBER 31
                                             2003                2002
                                         -----------         -----------
Guaranteed Income Fund                   $   898,422         $   692,794
CIGNA Lifetime 30 Fund                       180,007             143,116
CIGNA Lifetime 40 Fund                       480,857             299,251
CIGNA Lifetime 50 Fund                       655,899             580,020
Participant Loans                            181,590             141,029


4.       PLAN TERMINATION

The Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and all participant account balances would be distributed based upon the value of the participant's account balance on the termination date.


5.       INCOME TAX STATUS

The Plan has received an opinion letter from the Internal Revenue Service dated February 6, 2002, stating that the written form of the underlying prototype plan document is qualified under Section 401 (a) of the Internal Revenue Code (the
Code), and that any employer adopting this form of a plan will be considered to have a plan qualified under Section 401 (a) of the Code. Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6.     TRANSACTIONS WITH PARTIES-IN-INTEREST

Transactions with parties-in-interest consist of purchases and sales of CIGNA sponsored funds. Such transactions are exempt from being prohibited transactions.

                  Helsel Employees' Savings and Investment Plan

                         December 31, 2003 and 2002 and
                          Year Ended December 31, 2003




7.       SUBSEQUENT EVENT

Effective April 1, 2004, the Plan was merged with, and all of its net assets transferred on a participant account basis, into the Hawk Corporation 401(k) Retirement Plan (Successor Plan), at which time the participants in the Plan became participants in, and subject to the provisions of the Successor Plan.
In addition, each active participant in the Plan became 100% vested in all Plan Sponsor contributions plus actual earnings thereon on the date of the merger to the extent they were not fully vested prior to that date.

                  Helsel Employees' Savings and Investment Plan

                   Employer Identification Number: 35-1957561
                                Plan Number: 002

          Schedule H, Line 4i--Schedule of Assets (Held at End of Year)

                                December 31, 2003


                       Identity of Issue, Borrower,                           Current
            Lessor, or Similar Party/Description of Investment                 Value
            --------------------------------------------------            --------------

*   Connecticut General Life Insurance
      Company--Group Annuity Contract:
         Guaranteed Income Fund                                             $    898,422
         CIGNA Lifetime 20 Fund                                                   29,643
         CIGNA Lifetime 30 Fund                                                  180,007
         CIGNA Lifetime 40 Fund                                                  480,857
         CIGNA Lifetime 50 Fund                                                  655,899
         CIGNA Lifetime 60 Fund                                                  107,797
         State Street Global Advisors Intermediate Bond Fund                      32,915
         S&P 500 Index Fund                                                       82,722
         Large Cap Value/John A. Levin & Co. Fund                                 39,578
         Mid Cap Value/Wellington Management Fund                                  4,387
         Mid Cap Growth/Artisan Partners Fund                                     22,137
         Small Cap Value/Perkins, Wolf, McDonnell Fund                             7,095
         Small Cap Growth/TimesSquare Fund                                         5,510
         Janus Fund                                                               85,492
         Janus Worldwide Fund                                                     56,401
         White Oak Growth Stock Fund                                               7,860
         Hawk Corporation common stock                                            12,879
*  Participant Loans (interest rates of 5.25% to 10.50%)                         181,590
                                                                          --------------
                                                                          $    2,891,191
                                                                          ==============


* Represents a party-in-interest to the Plan.

                               INDEX TO EXHIBITS

23.1     Consent of Grant Thornton LLP
23.2     Consent of Ernst & Young LLP

                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                             Helsel Employees' Savings and Investment Plan



Date: June 25, 2004

                                                    By: /s/ Thomas A. Gilbride
                                                        ----------------------
                                                        Thomas A. Gilbride
                                                        Plan Administrator